China Technology Announces Entry to the Solar Energy Sector

HONG KONG, 7 September, 2007 / China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”) today announced the new business strategy of entering the booming solar energy sector. With strong government commitment to significantly increase China’s use of renewable energy in the coming decades and rising energy demand, CTDC strongly believes the new business strategy will deliver shareholder value and higher earnings potential for the Company.

The new business strategy has received the board’s approval and strong endorsement from China Merchants Group (“China Merchants”), which is currently the Company’s largest shareholder and one of the major Chinese state-owned conglomerate enterprises as well as one of the Big Four Chinese enterprises in Hong Kong. The Company will be holding the Annual General Meeting in October, 2007 to obtain the shareholders’ approval.

In order to implement this new strategy, the Company has established a strategic partnership with a leading solar energy solution provider. The Company will introduce the technology developed by Terra Solar Global Inc., which is a U.S company pioneering in thin film Photovoltaics (the “Thin Film PV”) industry. The Company will manufacture and sell the proprietary SnO2 base plate, a key component of a-Si (Amorphous Si) Thin Film PV products, which can optimize the performance of Building Integrated Photovoltaics (BIPV). Most importantly, the Company has become the first and only Chinese company based in China to apply this new generation technology, which is currently one of the leading technologies in the Thin Film PV industry.

Mr. Alan Li, Chairman and Chief Executive Officer of the Company, stated, “As the sole NASDAQ-listed subsidiary of China Merchants, we are committed to enhancing the profitability and maximizing the return-on-equity for our shareholders.”

He also added, “We want to be in an industry that has tremendous growth potential. With strong support from our major shareholders, we are determined to build up a leading position in the renewable energy sector in the near future.”

About CTDC:
CTDC is engaged in information network security business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.